December 27, 2000
Taipei

Advanced Semiconductor Engineering, Inc. ("ASE Inc.") announced today that a judgment has been rendered by the District Court of Taipei relating to the criminal charges brought in December 1998 by the district attorney for Taipei against Jason C.S. Chang, Chairman of ASE Inc. and its subsidiary ASE Test Limited ("ASE Test"), Richard H.P. Chang, Vice Chairman of ASE Inc. and ASE Test and the Chief Executive Officer of ASE Inc., Chang Yao Hung-ying, a director of ASE Inc. and ASE Test, and four others for alleged breach of fiduciary duties owed to Hung Ching Development and Construction Co. ("Hung Ching"), an affiliate of ASE Inc. and ASE Test, in their capacity as directors and officer of Hung Ching in connection with a land sale transaction in 1992 valued at approximately NT$1.7 billion. The district attorney for Taipei had alleged that the transaction in which Jason C.S. Chang sold the land to Hung Ching unfairly benefited him to the detriment of Hung Ching. Ancillary charges were also brought against Jason C.S. Chang, Chang Yao Hung-ying and another for alleged forgery of corporate authorizations relating to that transaction. Hung Ching at that time was a privately owned company whose principal shareholders were members of the Chang family.

In its judgment, the District Court of Taipei found Jason C.S. Chang, Chang Yao Hung-ying and one other guilty, and Richard H.P. Chang and three others not guilty, of the charges.

Mr. Jason C.S. Chang and Mdm. Chang Yao Hung-ying have expressed disappointment over the judgment which they believe did not sufficiently address key elements of the defense such as the existence of two independent appraisals of the parcels of land in question and the approval of the transaction by the board of directors and by the shareholders of Hung Ching. Neither of them believes that he or she committed any offense in connection with the transaction and both of them intend to appeal the judgment. Both are confident of their prospects for a successful appeal.

Neither ASE Inc. nor ASE Test is a party to the present proceedings. They do not expect that these proceedings will have an effect on their respective operations or that these proceedings will result in a change in their respective management in the near future, if at all. If Mr. Chang and Mdm. Chang, after all legal appeal has been exhausted, were convicted, they would be required to resign from their respective positions with ASE Inc. Counsel to Mr. Chang and Mdm. Chang have advised that, as the present proceedings may not be finally determined until the case has been considered on appeal by the High Court and the Supreme Court of the Republic of China, two or three years may elapse until they are fully resolved.